No ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06027885

March 14, 2006

Mark A. Fullmer
Phelps Dunbar LLP
Canal Place
365 Canal Street, Suite 2000
New Orleans, LA 70130-6534

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2006

Re: Britton & Koontz Capital Corporation
Incoming letter dated February 14, 2006

Dear Mr. Fullmer:

This is in response to your letter dated February 14, 2006 concerning the shareholder proposal submitted to Britton & Koontz by Bazile R. Lanneau, Jr. We also have received a letter from the proponent dated February 20, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Bazile R. Lanneau, Jr.
790 Hwy 61 South
Natchez, MS 39120

707604

PHELPS DUNBAR LLP
COUNSELORS AT LAW

New Orleans, LA
Baton Rouge, LA
Houston, TX
London, England

Canal Place
365 Canal Street • Suite 2000
New Orleans, Louisiana 70130-6534
(504) 566-1311
Fax (504) 568-9130

Jackson, MS
Tupelo, MS
Gulfport, MS
Tampa, FL

www.phelpsdunbar.com

MARK A. FULLMER
Partner
(504) 584-9324
fullmerm@phelps.com

February 14, 2006

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Bazile R. Lanneau, Jr.

Ladies and Gentleman:

We submit this letter on behalf of our client, Britton & Koontz Capital Corporation, a Mississippi corporation (the "Company"), regarding a shareholder proposal the Company has received from Bazile R. Lanneau, Jr. on February 6 and 10, 2006 (the "Proposal") for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and Mr. Lanneau of its intention to exclude the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(e)(2), as discussed in more detail below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2006 Proxy Materials. The Company expects to mail its 2006 Proxy Materials to shareholders on or about March 17, 2006.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal, (ii) the Proposal (Exhibits A and B) and (iii) letters from counsel for the Company to Mr. Lanneau regarding the Proposal (Exhibit C). Also, in accordance with Rule 14a-8(j), the Company has sent a copy of this letter and its attachments to Mr. Lanneau, informing him of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

The Proposal

The Proposal, a copy of which is attached hereto as Exhibit A, purports to nominate an individual for election to the Company's Board of Directors. The Company did not originally interpret Mr. Lanneau's Proposal set forth in his letter of February 6, 2006 as a Rule 14a-8 shareholder proposal to be included in the 2006 Proxy Materials, instead viewing the Proposal as an announcement of his intention to nominate an individual from the floor at the Company's 2006 Annual Meeting of Shareholders. By letter dated February 10, 2006, a copy of which is attached hereto as Exhibit B, however, Mr. Lanneau indicated his intention that the Proposal be included in the 2006 Proxy Materials. Therefore, the Company has submitted this letter to the Staff.

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because the Proponent Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly-scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." In accordance with Rule 14a-5(e), the Company disclosed in its proxy statement relating to its 2005 Annual Meeting of Shareholders, under the heading "Shareholder Proposals," the deadline for submitting shareholder proposals for inclusion in the 2006 Proxy Materials: "Proposals of shareholders intended to be presented at the 2006 Annual Meeting of Shareholders and included in the proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by W. Page Ogden, President, at 500 Main Street, Natchez, Mississippi 39120 no later than November 25, 2005, in order for such proposals to be considered for inclusion in the proxy statement and form of proxy relating to such meeting."[1] The Proposal was received on February 6, 2006, more than two months after the Company's properly-established deadline for receipt of shareholder proposals. Therefore, the Proposal was not timely submitted and may be excluded pursuant to Rule 14a-8(e)(2).

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted. *See, e.g.,* General Electric Corporation (January 9, 2006) (proposal received seven days after the submission deadline was properly excludable), *and* KB Home (January 10, 2006) (company may exclude a shareholder proposal that was submitted twenty-one days after the submission deadline). In accordance with Rule 14a-8(e) and the Staff's previous no-action positions, the Company intends to exclude the Proposal from its 2006 Proxy Materials and respectfully requests that the Staff concur with the Company's views.

Request for Waiver of Rule 14a-8(j) Deadline

Rule 14a-8(j) requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Company intends to file its definitive proxy materials on or about March 17, 2006, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline. As discussed above, the Proposal was not received until February 6, 2006, which is itself less than 80 days prior to the date that the Company intends to file its definitive proxy materials. It was impossible for the Company to meet the deadline imposed under Rule 14a-8(j), and thus the Company has good cause for not complying with such deadline.

---

[1] The 120-day deadline set forth in Rule 14a-8(e)(2) does not apply if the subject company did not hold an annual meeting the previous year or if the company changed the date of its annual meeting by more than 30 days from the date of the prior year's meeting. The Company's 2005 Annual Meeting of Shareholders was held on April 26, 2005, and the Company's 2006 Annual Meeting of Shareholders is scheduled to be held on April 25, 2006. Therefore, the 120-deadline applies with respect to shareholder proposals intended to be included in the 2006 Proxy Materials.

The Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline." Staff Legal Bulletin No. 14B (September 15, 2004). In addition, the Staff has waived the Rule 14a-8(j) deadline under similar circumstances. *See, e.g.,* Rent-Way, Inc. (January 6, 2006) (waiver granted where proposal was received less than 80 days prior to the company's intended filing date) *and* General Electric Company (February 10, 2005). In accordance with the Staff's previous positions, we respectfully request that the Staff find that the Company has shown good cause for failing to meet the Rule 14a-8(j) deadline and waive such deadline with respect to this no-action request.

Applicability of Rule 14a-8(f)(1)

Under Rule 14a-8(f)(1), a company is generally required to notify a proponent of a shareholder proposal if the proponent fails to follow one of the eligibility or procedural requirements set forth in Rules 14a-8; however, a company is not required under the rule to provide such notice if the eligibility or procedural defect cannot be remedied. As provided in Rule 14a-8(f)(1), one type of defect that will not require a company to provide a notice under Rule 14a-8(f)(1) is if the shareholder failed to submit a proposal by the company's properly determined deadline. As noted above, the Proposal was not received prior to the 120-day deadline established pursuant to Rule 14a-8(e)(2) and properly disclosed in the Company's proxy statement for its 2005 Annual Meeting of Shareholders. Further, there is no way that Mr. Lanneau can remedy his failure to timely submit the Proposal. Therefore, the Company is not required to provide notice to Mr. Lanneau under Rule 14a-8(f)(1) in order to exclude the Proposal.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with the members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (504) 584-9324. Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

The Company also notes that this is the second shareholder proposal submitted by Mr. Lanneau for inclusion in the 2006 Proxy Materials and that the Proposal relates to the election of directors. Under Rule 14a-8(c), a shareholder may submit only one proposal for a particular shareholder's meeting; under Rule 14a-8(i)(8), proposals purporting to nominate a person for election as a director may be excluded. Although the Company does not now raise these issues as bases for exclusion of the Proposal, this letter should under no circumstances be viewed as a waiver of the Company's right to raise these issues in the future if the Staff does not concur that the Company may omit the Proposal on account of the failure to comply with Rule 14a-8(e)(2).

Sincerely,



Mark A. Fullmer, Esq.

Enclosures

cc: W. Page Ogden (via Federal Express)
Bazile R. Lanneau, Jr. (via Federal Express)


EXHIBIT
A

Bazile R. Lanneau, Jr.
790 Hwy 61 South
Natchez, MS 39120

February 6, 2006

VIA EMAIL AND HAND DELIVERY

Mr. W. Page Ogden, Chairman & CEO
Britton & Koontz Capital Corporation
500 Main St.
Natchez, MS 39120

Re: Director nominations for 2006 Annual Meeting of Shareholders

Dear Mr. Ogden:

I hereby nominate Paul H. Benoist as a Class I director for election at the 2006 Annual Meeting of Shareholders of Britton & Koontz Capital Corporation (B&K). In the event that the B&K board changes director class assignments from those stated in last year's proxy or has already done so, I hereby reserve the right to change the class for which Mr. Benoist is nominated.

Benoist, age 51, is a Natchez native and resident and practices law in Vidalia and Baton Rouge, Louisiana. Benoist holds MBA and JD degrees from Tulane University. Benoist's experience as an attorney and oil and gas consultant as well as his familiarity with two of B&K's three markets and his independent mind should make him a valuable addition to the B&K board. Please see the attached resume of Mr. Benoist for additional information.

I have continuously held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the nomination at the meeting for at least one year prior to the date of this nomination and intend to hold these securities through the date of the annual meeting. My address is 790 Hwy 61 South, Natchez, MS 39120. I am the record or beneficial owner of 63,718 shares of the common stock of B&K. Attached is a copy of a stock certificate evidencing ownership of 26,850 shares since 1997. The majority of these shares were acquired July 12, 1993.

Sincerely yours,

Bazile R. Lanneau, Jr.

Bazile R. Lanneau, Jr.

Enclosures

Nominee's Consent: I, Paul H. Benoist, hereby consent to nomination for director of Britton & Koontz Capital Corporation and agree to serve if elected.

Paul H. Benoist

Paul H. Benoist
Attorney at Law
410 South Union Street
Natchez, MS 39120
Work Tel. 318.336.7060
Fax 318.336.7069
Website: www.benoistlaw.com

WORK EXPERIENCE:

Present — **Sole Practitioner** - Vidalia and Baton Rouge, LA. General civil practice.

1999-8/15/2001 — **Roussel & Roussel, P.C.** - LaPlace and Baton Rouge, LA. Complex civil litigation law practice.
Principal practice areas: occupational disease and death cases; products liability personal injury and death cases; oil & gas, natural resources and environmental damages cases; toxic torts, including chemical and carcinogen exposure; contested successions. Secondary practice areas: administered successions (probate), employment matters, collections. Five attorney firm.

1997-1999 — **Benoist & Benoist, L.C.** - Baton Rouge, LA. Balanced general civil litigation and transactional law practice. Primary emphasis: employment law, oil & gas, natural resources damages, immovable (real) property transactions and associated litigation, personal injury and death cases. Preparation of contracts of all types and associated litigation; drafting employment manuals and agreements; regulated gaming transactions and associated litigation, including tribal lands issues; general corporate work for closely-held, family-run corporations, including acquisitions, buy-sell transactions, and business succession planning; administered and contested successions; miscellaneous commercial transactions; title examination, both mineral and real estate; mineral royalty disputes. Clients included individuals, major and independent oil & gas companies, pipeline companies, banks, and successful closely-held family entities. Three attorney firm.

1992-1997 — **Sole Practitioner** - Baton Rouge, LA. Same work as Benoist & Benoist, L.C. In addition, practiced in areas of business bankruptcy and security devices.

1989-1991 — **Taylor, Porter, Brooks & Phillips, LLP** - Baton Rouge, LA. Law clerk and associate attorney in
(then) 48 attorney statewide general service law firm. Practice areas included oil and gas titles, mineral servitude and operating agreement transactions and associated litigation; general environmental litigation on Superfund sites, document preparation and review; commercial and residential real estate transactions; commercial business transactions, including acquisitions and sales of businesses, drafting employment agreements and associated litigation; sequestration, mineral histories, large landowner representation, bank collection and foreclosure work, general commercial litigation, smattering of insurance defense work.

1980-1990 — **Mobil Exploration & Producing U.S., Inc.** - Dallas, TX (ExxonMobil)
Variety of land and producing department assignments in general exploration and production project management and regulatory compliance in New Orleans, Metairie, Lafayette and Houston Division locations. Worked Outer Continental Shelf and states of Alabama, Arkansas, Florida, Louisiana and Mississippi. Began as entry level landman, and worked as relief oil scout, offshore and onshore; selected for special assignment to work on offshore bidding strategy for planning department. Later selected as one of two individuals to train as prototype project at exploration company acquired by Mobil (former General

Crude Oil Company) located in Metairie, LA. Heavy workload in south Louisiana well trades and fee properties involving producing properties, including all phases of exploitation, including joint drilling ventures, farmouts, surface leases, damages, oil and gas leases and various contract negotiations. Thereafter, assigned to handle all of north Louisiana and Arkansas with approximately 1.5 MM acres of leasehold and fee lands. In Arkansas and north Louisiana, handled all of Mobil's land responsibilities, including exploration, production, joint ventures and all support agreements, including acreage contributions, options, etc. In 1987, selected to handle land and deal making component of first formal producing property acquisitions and divestitures group created at Mobil, based at Mobil's Houston Greenway Plaza office. In that position, responsible for all Mobil onshore producing properties located east of Sabine River. Closed approximately 75 sales in 3 month period, including closed bid and arms length sales. In 1988, worked south Louisiana properties in contract administration, farmouts, leasing , rights-of-way acquisition, and well trades of all types while on breaks from law school.

1987-1990;
1992-1999 **Oil & Gas Consultant** - Baton Rouge, LA. Negotiations, due diligence, financial analysis, drafted royalty deeds, leases, contracts, drilling participation agreements, operating agreements, working interest evaluations, curative instruments and leases. Performed Office of Conservation, State Mineral Board, Department of Environmental Quality research for independent and major oil and gas company clients while in law school, and following employment by Taylor, Porter, while maintaining own civil law practice, until began current employment.

EDUCATION:

Tulane Law School - New Orleans, LA; Juris Doctor awarded May 1990; Senior Editor, Tulane Environmental Law Review; Inns of Court.

A.B. Freeman School of Business - Tulane University, New Orleans, LA; Masters in Business Administration awarded December 1980; Concentration - Finance and Marketing; Dean's List; Awarded competitive marketing internship placement at Wm. B. Reily Company (Luzianne Tea, Blue Plate Mayonnaise, CDM Coffee), New Orleans, LA, summer 1980. Internship involved sales forecasting, market trends, market penetration strategies, and other tasks. Also worked at Louisiana Department of Labor interviewing and placing inner-city disadvantaged youth in summer jobs.

Louisiana State University - Baton Rouge, LA; Bachelor of Arts awarded 1976. Activities: President, Student Body; Dean's List; legislative lobbying for LSU and all public college and university student government associations in Louisiana; Student Member, LSU Intercollegiate Athletic Council, approving varsity sports schedules, academic issues, etc.; Student Member, LSU Media Board; Student Member, Southern Growth Policies Board (Research Triangle Park, North Carolina); Kappa Sigma Social Fraternity.

LICENSES:

Admitted to practice law in all local and state courts in state of Louisiana; admitted, all Louisiana Federal District and Bankruptcy Courts; admitted, U.S. Fifth Circuit Court of Appeals (Texas, Louisiana and Mississippi); admitted *pro hac vice* in the U.S. District Court for Southern District of Mississippi and Northern District of Texas, Dallas Division; Louisiana statewide notary public; licensed title insurance agent.

AFFILIATIONS:

Louisiana State and Baton Rouge Bar Associations; American Trial Lawyers Association; American Association of Professional Landmen; Environmental Law and Mineral Law Sections, Louisiana State Bar Association; Uniform Title Standards Committee, Baton Rouge Bar Association; Tulane Alumni Council, Intern and Extern Sponsor for Tulane undergraduate students; Member, LSU Former Student Body Presidents Association. Former member of the following: American Bar Association Sections on Business Law, Natural Resources, Energy and Environmental Law; State Trustee and Regional Chairman, Ducks Unlimited, Inc.; YMCA Volunteer Coach; Officer and Director, Baton Rouge Association of Petroleum Landmen; PLANO, LAPL landman organizations; Alumnus Advisor, Kappa Sigma Social Fraternity (LSU).

TEACHING EXPERIENCE:

Speaker at various petroleum landman group meetings on Louisiana legislation, mineral leases, office of conservation statute, rules, and procedures, title and pooling and unitization issues; Adjunct Lecturer at University of Louisiana Lafayette for Petroleum Land Management Senior Seminar course, topic: contracts utilized in petroleum land work, 1993-1998.

REFERENCES:

Available upon request.


EXHIBIT
B
PENGAD-Bayonne, N. J.

Bazile R. Lanneau, Jr.
790 Hwy 61 South
Natchez, MS 39120
(601) 445-4143
blanneau@bellsouth.net

February 10, 2006

VIA E-MAIL (fullmerm@phelps.com)
and FIRST CLASS MAIL

Mr. Mark A. Fullmer, Esq.
Canal Place
365 Canal Street, Suite 2000
New Orleans, LA 70130-6534

Dear Mr. Fullmer:

In your letter dated today you inquired whether my nomination of Paul H. Benoist for a director position with Britton & Koontz Capital Corporation (the "Company") was meant to be a recommendation to the Board of Directors for their nomination and inclusion in the Company's proxy. It is not.

It is my intent that Mr. Benoist be a competitive nominee to the Company's slate. In that regard I would appreciate information on the Company's policies and procedures for cumulative voting as well as how interested shareholders might use or modify the Company's proxy card to vote for Mr. Benoist.

Sincerely yours,

Bazile R. Lanneau, Jr.

Bazile R. Lanneau, Jr.

cc: Mr. W. Page Ogden


EXHIBIT
C

PHELPS DUNBAR LLP

COUNSELORS AT LAW

New Orleans, LA
Baton Rouge, LA
Houston, TX
London, England

Canal Place
365 Canal Street • Suite 2000
New Orleans, Louisiana 70130-6534
(504) 566-1311
Fax (504) 568-9130

www.phelpsdunbar.com

Jackson, MS
Tupelo, MS
Gulfport, MS
Tampa, FL

MARK A. FULLMER
Partner
(504) 584-9124
fullmerm@phelps.com

February 10, 2006

06792-0026

VIA E-MAIL (blanneau@bellsouth.net)
and FIRST CLASS MAIL

Mr. Bazile R. Lanneau, Jr.
790 Highway 61 South
Natchez, MS 39120

Dear Mr. Lanneau:

Page Ogden has forwarded to me your letter to him dated February 6, 2006. I am responding to that letter on behalf of Britton & Koontz Capital Corporation (the "Company").

In your letter you have nominated Paul H. Benoist as a Class I director for election at the 2006 Annual Meeting of Shareholders of the Company. You have reserved the right to change the Class for which Mr. Benoist is nominated.

Are you proposing to the Board of Directors of the Company that Mr. Benoist be considered for nomination by the Board for election as a director of the Company at the 2006 Annual Meeting of Shareholders? If you are, that nomination should have been forwarded to Mr. Ogden no later than November 25, 2005 as disclosed in the proxy statement of the Company distributed in connection with its 2005 Annual Meeting of Shareholders.

The Company currently expects that its 2006 Annual Meeting of Shareholders will be held on or about April 25, 2006. The Company or I will notify you of any change in that date.

With best regards,

Very truly yours,

Mark A. Fullmer

MAF/mbv
cc: Mr. W. Page Ogden

NO.99584059.1


EXHIBIT
C
PENGAD-Bayonne, N. J.

PHELPS DUNBAR LLP

COUNSELORS AT LAW

New Orleans, LA
Baton Rouge, LA
Houston, TX
London, England

Canal Place
365 Canal Street • Suite 2000
New Orleans, Louisiana 70130-6534
(504) 566-1311
Fax (504) 568-9130

www.phelpsdunbar.com

Jackson, MS
Tupelo, MS
Gulfport, MS
Tampa, FL

MARK A. FULLMER
Partner
(504)584-9324
fullmerm@phelps.com

February 13, 2006

06792-0026

VIA E-MAIL (blanneau@bellsouth.net)
and FIRST CLASS MAIL

Mr. Bazile R. Lanneau, Jr.
790 Highway 61 South
Natchez, MS 39120

Dear Mr. Lanneau:

I am writing this letter to you in response to your letter of February 10, 2006.

In your letter, you indicate that Mr. Benoist is to be a competitive nominee to the slate of directors nominated by the board of directors of Britton & Koontz Capital Corporation (the "Company") for election as directors at the 2006 Annual Meeting of Shareholders of the Company. You further inquire as to the manner in which shareholders might use or modify the Company's proxy card to vote for Mr. Benoist.

The Company's proxy statement and proxy card are being used by the board of directors of the Company to solicit votes for individuals that they have nominated for election as directors of the Company at the 2006 Annual Meeting of Shareholders. The Company's proxy statement and proxy card are not available for use by shareholders of the Company to vote in favor of Mr. Benoist because the board of directors of the Company will not be soliciting votes for his election as a director.

If you desire to solicit votes in favor of the election of Mr. Benoist as a director of the Company for use at the 2006 Annual Meeting of Shareholders of the Company, you must do so in accordance with the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

With best regards,

Very truly yours,

Mark A. Fullmer

MAF/mbv
cc: Mr. W. Page Ogden (via facsimile)
NO.99584520.1

Bazile R. Lanneau, Jr.
790 Hwy 61 South
Natchez, MS 39120
(601)445-4143
blanneau@bellsouth.net

February 20, 2006

VIA EMAIL cfletters@sec.gov

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, DC 20549

Re: Britton & Koontz Capital Corporation
Second no-action request letter

Ladies and Gentlemen:

I submit this letter to you in response to Britton & Koontz Capital Corporation's ("The Company") no-action request letter of February 14, 2006 ("Company's Correspondence") wherein the Company seeks to characterize my notice of intent to nominate a competitive director candidate at the 2006 Annual Meeting of shareholders as a shareholder proposal within the scope of Rule 14a-8.

On February 6, I notified the Company by letter (Exhibit A to Company's Correspondence) of my intent to nominate a competitive director at the 2006 Annual Meeting of Shareholders. The correct manner of providing notice was unclear to me because of ambiguity in the Company's By-Laws (pertinent Section 2.13 is attached as "Exhibit A") and absence of information in the Company's 2005 proxy materials.

The Company's 2005 proxy materials (excerpts attached as "Exhibit B") instruct shareholders on how to *recommend* potential director candidates for nomination by the board of directors, but do not specify the process for direct shareholder nomination of competitive director candidates at an annual meeting.

Section 2.13(a)(4) of the Company's By-Laws (Section 2.13 is attached as "Exhibit A") instructs that a shareholder must submit a proposal nominating a director ("If the proposal nominates one or more individuals for election as a director..."). This provision is misleading in that the normal process would be to deliver notice of intent to nominate an individual at the annual meeting. However, a literal reading of the provision indicates that a shareholder must "nominate" at the time he communicates with the company. It is difficult to determine in Section 2.13 the separate processes of submitting shareholder proposals pursuant to Rule14a-8 versus outside of Rule14a-8. The treatment of director nominations as a shareholder proposal creates additional confusion.

The same proxy materials set a February 8, 2006 deadline for shareholder proposals outside Rule 14a-8, but are silent as to what deadline governs competitive director nominations. However, just to be sure, I assumed that the February 8, 2006 date provided in the Company's proxy materials might be asserted, correctly or incorrectly, by the Company as the deadline for notice of contested director nominations.

I have discussed the proxy materials and by-laws to explain why my initial communication with the Company could be arguably confusing. However, subsequent correspondence with the Company should have eliminated that confusion.

In correspondence dated February 10, 2006 (Exhibit C to Company's Correspondence), the Company indicated to me that it was in receipt of my nomination and inquired whether my nomination was a recommendation for nomination by the Board of Directors. I responded by letter of February 10, 2006 (Exhibit D to Company's Correspondence) that my letter was not intended to "...be a recommendation to the Board of Directors for their nomination (emphasis added) and inclusion in the Company's proxy..." and stated that "It is my intent that Mr. Benoist be a competitive nominee to the Company's slate." I made further inquiry regarding the Company's policies regarding cumulative voting and whether shareholders might indicate their votes on the Company's proxy card.

On February 16, 2006, the Company confirmed that I had met the procedural requirements to nominate Mr. Benoist from the floor at the Company's annual meeting.

It is my understanding that an election contest cannot be conducted under Rule 14a-8. I believe it is unambiguous that my communications to the Company relate to contested director nomination procedures and would not constitute a proposal under Rule 14a-8.

Sincerely yours,



Bazile R. Lanneau, Jr.

Enclosures

cc: W. Page Ogden (via email and first class mail)
cc: Mark A. Fullmer, Esq. (via email)

EXHIBIT A

EXCERPT FROM BY-LAWS
BRITTON & KOONTZ CAPITAL CORPORATION
December 21, 2004

.........SECTION 2.13. Stockholder Proposals.

.........(a) If any stockholder desires to submit a proposal for action at any meeting of stockholders, including the nomination of one or more individuals for election as a director, such stockholder (hereinafter the "proponent") and proposal must satisfy and comply with all of the following conditions and requirements:

.... (1) At the time of submitting the proposal, the proponent must be the record or beneficial owner of at least 1% or $1,000 in market value of shares having voting power on the proposal at the meeting and have held such shares for at least one year, and the proponent shall continue to own such shares through the date on which the meeting is held.

.... (2) The proposal must be submitted in writing and be accompanied by written disclosure of the proponent's name, address, number of shares owned, the dates upon which such shares were acquired, and documentary support of the proponent's ownership of such shares.

.... (3) The proposal and other required material must be received by the Corporation a reasonable period of time in advance of the meeting to which the proposal relates and in any event must comply with the notification requirements set forth in Rule 14a-8 of Regulation 14A adopted pursuant to the Securities Exchange Act of 1934, as amended from time to time.

.... (4) If the proposal nominates one or more individuals for election as a director, the proposal must include or be accompanied by a written statement of each nominee's signed consent to being named as such a nominee and to serve if elected.

.... (5) The proposal must be presented at the meeting for which it is submitted by the proponent or a duly authorized and qualified representative.

.........(b) If the proponent or proposal fails, in any respect, to satisfy and comply with all of the foregoing conditions and requirements, the proposal shall be deemed as not properly coming before the meeting and no votes cast in support of the proposal shall be given effect, except for the purpose of determining the presence of a quorum.

.........(c) Notwithstanding any provision of these Bylaws to the contrary, the Corporation may exclude from consideration by stockholders at any meeting of stockholders any proposal permitted or required to be excluded from consideration by applicable law, rule or regulation.

.........(d) This Section 2.13 shall not be applicable to proposals placed before any meeting of stockholders by action of the Board of Directors.

[End of Exhibit A]

EXHIBIT B

EXCERT FROM 2005 PROXY MATERIALS
BRITTON & KOONTZ CAPITAL CORPORATION

SHAREHOLDER PROPOSALS
At the annual meeting each year, the Board of Directors submits to shareholders its nominees for election as directors. In addition, the Board of Directors may submit other matters to the shareholders for action at the annual meeting. Our shareholders may also submit proposals for inclusion in the proxy material. Proposals of shareholders intended to be presented at the 2006 Annual Meeting of Shareholders and included in the proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by W. Page Ogden, President, at 500 Main Street, Natchez, Mississippi 39120, no later than November 25, 2005, in order for such proposals to be considered for inclusion in the proxy statement and form of proxy relating to such meeting. Proposals submitted outside the processes of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, intended to be presented at the 2006 Annual Meeting of Shareholders must be received by W. Page Ogden at the above address no later than February 8, 2006.

[End of Exhibit B]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Britton & Koontz Capital Corporation
Incoming letter dated February 14, 2006

The submission relates to a nomination to the board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Britton & Koontz may exclude the submission under rule 14a-8(e)(2) because Britton & Koontz received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Britton & Koontz omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). To the extent the submission involves a question of Britton & Koontz's nomination procedures, rule 14a-8 would not be implicated.

We note that Britton & Koontz did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Britton & Koontz's request that the 80-day requirement be waived.

Sincerely,



Mark F. Vilardo
Special Counsel